UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

Item

1.	Grupo Supervielle S.A. — Notice of relevant information: Resignation of a member of the Supervisory Committee

Autonomous City of Buenos Aires

August 1, 2019

Messrs.

Comisión Nacional de Valores

25 de Mayo 175

Autonomous City of Buenos Aires

Re: RELEVANT INFORMATION

To whom it may concern,

It is hereby informed that, on July 25, 2019, the Board of Directors of the Company received and accepted the letter of resignation of Mr. Carlos Alberto Asato to its position of full member of the Supervisory Committee of Grupo Supervielle S.A.

As his replacement, Mr. Carlos Alfredo Ojeda, the alternate member of the Supervisory Committee, took office, to complete Asato’s term of office, until next Shareholders’ Meeting which shall consider the financial statements of the Company closing on December 31, 2019.

Without further ado, I greet you attentively.

Sergio Gabai
Attorney-in-fact
Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 1, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer